Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                            Date: April 27, 2004


         The following is an English translation of a press release issued only in French by L'Oreal on April 26, 2004:

         In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/OFFER TO EXCHANGE, THE RELATED EXCHANGE OFFER MATERIALS AND THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO SANOFI-SYNTHELABO'S REVISED OFFER), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.


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26/4/2004

L'OREAL IS DELIGHTED BY SANOFI-SYNTHELABO'S FRIENDLY OFFER FOR AVENTIS

L'Oreal has fully approved Sanofi-Synthelabo's proposed offer for Aventis announced today and will approve the increase in share capital that will be submitted to a general meeting of Sanofi-Synthelabo shareholders.

L'Oreal is delighted by the friendly character of this offer, the spirit of which should facilitate the combination between the two groups and the success of the new entity, Sanofi-Aventis. This transaction has been recommended by the Advisory Board and the Management Board of Aventis.

This transaction will permit the creation of a new and important global player in the pharmaceutical industry.

As announced on January 26, 2004, L'Oreal intends to keep its shares and will reflect its share of the dividends paid by Sanofi-Synthelabo in its income statement.


CONTACTS AT L'OREAL

Shareholders and AMF
M. Francois Archambault
Tel:  01.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional Investors
Mme Caroline Millot
Tel: 01.47.56.86.82
Fax: 01.47.56.80.02

Journalists
M. Lorrain Kressmann
Tel:01.47.56.40.24
http://www.loreal.com

For further information, please contact banks, brokerages and financial institutions (Code ISIN: FR0000120321), as well as your usual newspaper ou the internet site dedicated to shareholders and investors, http://www.loreal-finance.com, or its nomad version on your PDA, loreal-finance.com edition mobile , or contact the free phone: 0 800 66 66 66.